Osprey Technology Acquisition Corp.

1845 Walnut Street, 10th Floor

Philadelphia, PA 19103

August 9, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Anuja A. Majmudar

 Timothy S. Levenberg

 Craig Arakawa

 Brian McAllister

RE:	Osprey Technology Acquisition Corp. (the “Company”)

Registration Statement on Form S-4 (the “Registration Statement”)

File No. 333-256103

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement such that the Registration Statement will become effective as of 12:00 P.M. Eastern Daylight Time on Wednesday, August 11, 2021, or as soon thereafter as practicable.

Please contact C. Michael Chitwood of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2535 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

OSPREY TECHNOLOGY ACQUISITION CORP.

By:	/s/ David DiDomenico
Name:	David DiDomenico
Title:	Chief Executive Officer and President

cc:	Jeffrey F. Brotman

Osprey Technology Acquisition Corp.

cc:	C. Michael Chitwood

Skadden, Arps, Slate, Meagher & Flom LLP